KH 3/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 16 2015
Washington DC
404

15049870

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49673

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redi Global Technologies, LLC

OFFICIAL USE ONLY
41924
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Pine Street - 27th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Kepets (212)419-9635
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

OATH OR AFFIRMATION

I, Jonathan Kepets, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REDI Global TEchnologies LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

JOSEPHINE T. OWEN
Notary Public, State of New York
No. 24-4723657
Qualified in Richmond County
Commission Expires 10-31-18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDI Global Technologies LLC
Statement of Financial Condition
December 31, 2014

REDI Global Technologies LLC
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To Management of
REDI Global Technologies LLC

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of Redi Global Technologies LLC at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 13, 2015

REDI Global Technologies LLC
Statement of Financial Condition
For the year ended December 31, 2014 (in thousands)

Assets		
Cash	$	9,675
Receivable from brokers and dealers		10,120
Receivable from affiliates		1,406
Prepaid assets		761
Other assets		208
Total assets	$	22,170
Liabilities and Members' Equity		
Accounts payable	$	5,688
Payable to affiliates		697
Total liabilities	$	6,385
Commitments and Contingent Liabilities (Note 5)		
Members' Equity		15,785
Total liabilities and members' equity	$	22,170

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

REDI Global Technologies LLC (the "Company"), a member managed LLC, is an indirectly wholly owned subsidiary of REDI Holdings LLC (the "Parent"). The members are the Parent and REDI Blocker Corp. ("Blocker Corp"). The Company is a registered US broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a multi-asset electronic trading platform that services both the buy-side and sell-side communities, routing orders to broker-dealers for purposes of executing and settling transactions. The Company commenced operations on July, 17, 2013 and is headquartered in New York and maintains offices in Illinois, Massachusetts, Texas and California.

Significant Accounting Policies

Use of Estimates

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Preparation of these financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from brokers and dealers

Receivables from brokers and dealers generally consist of amounts due net of estimated uncollectible amounts.

Commissions and Terminal Fees

Commissions represent the transaction charges billed to brokers for trades routed to them for execution. The fee is based on the number of shares traded through the platform and is recognized on a trade date basis. Terminal fees represent a flat fee per user for certain terminal entitlements and are recognized when earned.

Income Taxes

The Company was a disregarded entity in 2013. As a result of a re-organization on August 13, 2014 the Company is now a partnership for U.S. tax purposes. As a limited liability company, the Company itself is not subject to U.S. Federal or state income taxes. Each partner is individually liable for income taxes, if any, on its share of the Company's net taxable income. However, the Company is subject to New York City Unincorporated Business Tax ("NYC UBT") on behalf of its members. Additionally, the foreign subsidiaries are subject to income taxes in their respective jurisdictions.

Income taxes are provided for using the asset and liability method, under which deferred tax assets and liabilities are recognized for the temporary differences between the financial reporting and tax bases of assets and liabilities. Any net loss carryover will result in a deferred tax asset, which will be available for offset against future profits, if and when they arise. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences reverse.

2. Income Taxes

Provision for Income Taxes
The Company is subject to New York City Unincorporated Business Tax ("NYC UBT") on income earned by conducting business in New York City. No additional income tax provision is required on the earnings of the Company as the remaining tax effects of its activities accrue directly to its partners.

Deferred Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that is more likely than not will to be realized.

As of December 31, 2014, the deferred tax assets was $84 of which the state and local net operating loss carryforward was $61. If not utilized, the state and local carryforward will expire in 2034. At the present time, the Company believes it is more likely than not that the deferred tax asset will not be recognized. Accordingly, the Company has recorded a valuation allowance in the amount $84 against its deferred tax assets as of December 31, 2014.

3. Fair Value of Assets and Liabilities

Fair Value Measurement—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.

Level 2—Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The inputs reflect the Company's assumptions about the inputs market participants would use in pricing an asset or liability.
The Company did not have any assets or liabilities carried at fair value; however, it is required by US GAAP to disclose the fair value of certain financial instruments that are not carried at fair

December 31, 2014 (in thousands except for shares)

value. For the following financial instruments the carrying amount equals or approximates fair value: cash and receivable from brokers and dealers.

The Company's cash represents a Level 1 financial instrument.

The fair value of the Company's remaining financial instrument is characterized as Level 2.

4. Employee Incentive Plan

Certain employees of the Company participate in a phantom equity plan of the Parent. The phantom equity awards are based on the fair value of the Parent's equity. The awards will be vested and settled in a cash payout in three equal installments in years 2016, 2017 and 2018, based upon the Company's achievement of certain revenue targets. These awards require future service and are amortized over the relevant service period using the accelerated method. If an employee terminates employment prior to vesting, the award is forfeited. The plan also contains a "last man standing" feature whereby if the employment of one of the employees is terminated prior to the end of the vesting period; the value of the awards granted to that employee will revert to the Company. The table below represents the phantom awards activity for the year ended December 31, 2014:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2013	116,909	$116.45
Granted	17,503	-
Vested		
Surrendered	(27,590)	-
Outstanding at December 31, 2014	106,822	$63.54

The Company's expense related to the exchange for a phantom equity award is based on the fair value of the shares on grant date, which will be re-measured annually.

In 2014, Parent initiated a Profits Interest Plan (the "PIU Plan") for the purpose of attracting and retaining key employees and directors. Grants under the PIU Plan are Series C interests and considered "profits interests" for federal tax purposes and are also subject to certain vesting and performance criteria for which the likelihood of achievement is remote. As such, no compensation expense in connection with these grants has been recorded as of December 31, 2014. Employees of the broker dealer are eligible to participate in the PIU PLAN and any related compensation expenses, when and if applicable, will be allocable to the broker dealer.

December 31, 2014 (in thousands except for shares)

5. Commitments and Contingent Liabilities

Leases

The Company has contractual obligations under long-term non-cancelable lease agreements, principally for office space, expiring on various dates through 2024. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The table below presents future minimum rental payments, net of sublease rentals.

	As of December 2014
2015	$ 774
2016	771
2017	752
2018	748
2019	748
2020 – thereafter	3,265
Total	**$7,058**

Contingent Liabilities

The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. However, the results may be material to operating results for such period.

6. Related Party Transactions

The Company enters into transactions with the Parent and affiliates in the normal course of business as part of its financing and general operations. Amounts included on the Statement of Financial Condition and Statement of Operations includes:

	December 31, 2014
Assets	
Receivable from affiliates	$ 1,406
Total	$ 1,406
Liabilities	
Payable to affiliates	$ 697
Total	$ 697

December 31, 2014 (in thousands except for shares)

The Company also has substantial business interactions with member affiliates. Amounts included on the Statement of Financial Condition and Statement of Operations includes:

	December 31, 2014	
Assets		
Receivable from brokers and dealers	$	7,874
Other assets		107
Total	$	7,981

7. Concentrations of Credit and Business Risk

The Company's principal business operation is providing a communications network in which broker-dealers receive orders from their institutional customers. As a result, the Company is inherently subject to market fluctuations in the conduct of its business. Additionally, one member affiliate accounts for 68% of the Company's revenue.

The Company places its cash in large financial institutions. At December 31, 2014 substantially all of the Company's cash balance is being held at two financial institutions. These cash balances are in excess of Federal Deposit Insurance Corporation ("FDIC") limits.

8. Net Capital Requirement

The Company is a registered U.S. broker-dealer and is subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC), which specifies uniform minimum net capital requirements. The Company has elected to compute net capital in accordance with the "Basic Net Capital requirement" as permitted by Rule 15c3-1. As of December 31, 2014, the Company had regulatory net capital, as defined by Rule 15c3-1, of $3,290, which exceeded the net capital requirement of $426 by $2,864.

As it relates to its common business activities, the Company claims the exemption provisions of SEC Rule 15c3-3 (k) (2) (i). The Company does not deposit or hold any customer funds.

9. Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through March 13, 2015 the date these financial statements were issued, and determined that there were no material events that would require recognition or disclosure in these financial statements